UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

DIGIMARC CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	26-2828185
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

9405 SW Gemini Drive, Beaverton Oregon	97008
(Address of principal executive offices)	(Zip code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.   ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.   ☐

Securities Act registration statement file number to which this form relates:   Not applicable

Securities to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange on Which
Title of Each Class to be so Registered	Each Class is to be Registered

Series R Participating Cumulative Preferred Stock	The Nasdaq Global Market
Purchase Rights

Securities to be registered pursuant to Section 12(g) of the Act:  None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.       Description of Registrant’s Securities to be Registered

The Board of Directors of Digimarc Corporation (the “Company”) declared a dividend of one preferred share purchase right for each outstanding share of the Company’s common stock as of the close of business on August 1, 2008, pursuant to a rights agreement dated as of July 31, 2008, between the Company and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agreement”).  In addition, the Company’s Board of Directors authorized the issuance of one preferred share purchase right for each additional share of common stock that becomes outstanding between August 1, 2008 and the earliest of:

•                  the distribution date, which is the earlier of (1) the close of business on the tenth business day after a public announcement that a person has acquired beneficial ownership of 15% or more of the Company’s outstanding shares of common stock and (2) a date that the Company’s Board of Directors designates following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for outstanding shares of common stock that could result in the offeror becoming the beneficial owner of 15% or more of the Company’s outstanding shares of common stock;

•                  the date on which the rights expire, which is 5:00 P.M. Portland, Oregon time, on July 31, 2018; and

•                  the date, if any, on which the Company’s Board of Directors redeems the preferred share purchase rights.

Each preferred share purchase right entitles its registered holder to purchase from the Company one one-hundredth of a share of its Series R Participating Cumulative Preferred Stock, at a price of $100 per one one-hundredth of a preferred share, subject to adjustment as described below.  The description and terms of the preferred share purchase rights are set forth in the Rights Agreement.  A copy of the Rights Agreement is attached to this Registration Statement on Form 8-A as Exhibit 4.2.

Until the distribution date, the preferred share purchase rights will be evidenced by the certificates for the shares of common stock registered in the names of the holders, rather than by separate certificates.  Therefore, until the distribution date, or earlier redemption or expiration of the preferred share purchase rights, the preferred share purchase rights will be transferred with and only with the shares of common stock.

As soon as possible after the distribution date, separate certificates evidencing the preferred share purchase rights will be delivered to holders of record of the shares of common stock as of the close of business on the distribution date and to each initial record holder of certain shares of common stock originally issued after the distribution date.  These separate certificates alone will evidence the preferred share purchase rights from that time forward.

The preferred share purchase rights are not exercisable until the distribution date and will expire at 5:00 P.M. Portland, Oregon time, on July 31, 2018, unless redeemed or exchanged prior to expiration, as described below.

To preserve the economic value of the preferred share purchase rights, the number of preferred shares or other securities issuable upon exercise of a preferred share purchase right, the purchase price, the redemption price and the number of preferred share purchase rights associated with each outstanding common share are all subject to adjustment by the Company’s Board of Directors.  The Company’s Board of Directors may make adjustments in the event of any change in the Company’s common or preferred stock, including, for example, changes associated with stock dividends or stock splits, recapitalizations, mergers or consolidations, split-ups, split-offs or spin-offs, or distributions of cash, assets, options, warrants, indebtedness or subscription rights to holders of common or preferred shares.

If a person acquires beneficial ownership of 15% or more of the Company’s outstanding shares of common stock, the preferred share purchase rights will entitle each right holder, other than such person or any affiliate or associate of that person, to purchase, for the purchase price, the number of shares of common stock which at the time of the transaction would have a market value of twice the purchase price.

Any preferred share purchase rights that are at any time beneficially owned by a person who acquired 15% or more of the Company’s outstanding shares of common stock, or any affiliate or associate of that person will be null and void and nontransferable.  Furthermore, any holder of any preferred share purchase rights who acquired 15% or more of the Company’s shares of common stock, any affiliate or associate of that person, or any purported transferee or subsequent holder will be unable to exercise or transfer the holder’s preferred share purchase rights.

After a person becomes the beneficial owner of 15% or more of the Company’s outstanding shares of common stock, but before a person becomes the beneficial owner of more than 50% of these shares, the Company’s Board of Directors may elect to exchange each preferred share purchase right, other than those that have become null and void and nontransferable as described above, for shares of common stock, without payment of the purchase price.  The exchange rate in this situation would be one-half of the number of shares of common stock that would otherwise be issuable at that time upon the exercise of one preferred share purchase right.

After a person becomes the beneficial owner of 15% or more of the outstanding shares of the Company’s common stock, each of the following events would entitle each holder of a preferred share purchase right (other than a holder of those rights that have become null and void and nontransferable as described above) to purchase, for the purchase price, that number of shares of common stock of another publicly traded corporation which at the time of the event would have a market value of twice the purchase price:

•                  the acquisition of the Company in a merger by that publicly traded corporation;

•                  a business combination between the Company and that publicly traded corporation; or

•                  the sale, lease, exchange or transfer of 50% or more of the Company’s assets or assets accounting for 50% or more of the Company’s net income or revenues, in one or more transactions, to that publicly traded corporation.

If any one of these events involved an entity that is not publicly traded, each holder of a preferred share purchase right would be entitled to purchase, for the purchase price and at such holder’s option:

•                  that number of shares of the surviving corporation in the transaction, whether the surviving corporation is the Company or the other corporation, which at the time of the transaction would have a book value of twice the purchase price;

•                  that number of shares of the ultimate parent entity of the surviving corporation which at the time of the transaction would have a book value of twice the purchase price; or

•                  that number of shares of common stock of the acquiring entity’s affiliate that has publicly traded shares of common stock, if any, which at the time of the transaction would have a market value of twice the purchase price.

At any time prior to any person’s acquiring beneficial ownership of 15% or more of the Company’s outstanding shares of common stock, the Company’s Board of Directors may redeem the preferred share purchase rights in whole, but not in part.  The redemption price of $0.001 per preferred share purchase right, subject to adjustment as provided in the Rights Agreement, may be paid in cash, shares of common stock or other the Company’s securities deemed by the Company’s Board of Directors to be at least equivalent in value.

At any time prior to any person’s or group’s acquiring beneficial ownership of 15% or more of the Company’s outstanding shares of common stock, the Company may, without the approval of any holder of the preferred share purchase rights, supplement or amend any provision of the Rights Agreement, including the date on which the distribution date or expiration date would occur, the time during which the preferred share purchase rights may be redeemed and the terms of the preferred shares.

The preferred shares issuable upon exercise of the preferred share purchase rights have the following characteristics:

•                  they are not redeemable;

•                  the holders of preferred shares will be entitled to a preferential quarterly dividend payment equal to the greater of (a) $0.001 per share and (b) 100 times the dividend declared per common share, if any;

•                  the holders of preferred shares will be entitled to a preferential payment per share of all accrued and unpaid dividends and distributions per share, plus 100 times the distribution to be made per common share in the event of the voluntary or involuntary dissolution, liquidation or winding up of the Company;

•                  the holders of preferred shares will be entitled to 100 votes per share, voting together with the shares of common stock; and

•                  the holders of preferred shares will be entitled to receive, per share, 100 times the amount received per common share, in the event of any merger, business combination, consolidation or other transaction in which the shares of common stock are exchanged.

Because of the nature of the preferred shares dividend, liquidation and voting rights, the value of the one one-hundredth interest in a preferred share issuable upon exercise of each preferred share purchase right should approximate the value of one common share.  Customary antidilution provisions are designed to protect that relationship in the event of certain changes in the common and preferred shares.

The Company may, but is not required to, issue fractional shares that are an integral multiple of one one-hundredth of a preferred share upon the exercise of preferred share purchase rights.  In lieu of fractional shares, the Company may utilize a depository arrangement as provided by the terms of the preferred shares.  In the case of fractions other than one one-hundredth of a preferred share or integral multiples thereof, the Company may make a cash payment based on the market price of such shares.

Until a preferred share purchase right is exercised, the holder of such right will have no rights as a shareholder of the Company.

The preferred share purchase rights have certain antitakeover effects and will cause substantial dilution to a person that attempts to acquire the Company on terms not approved by its Board of Directors.  The preferred share purchase rights should not affect any prospective offeror willing to make an all-cash offer at a full and fair price, or willing to negotiate with the Company’s Board of Directors.  Similarly, the preferred share purchase rights will not interfere with any merger or other business combination approved by the Company’s Board of Directors since the Board of Directors may, at its option, redeem all, but not less than all, of the then-outstanding preferred share purchase rights at the redemption price.

This summary of the preferred share purchase rights is not complete and is qualified in its entirety by reference to the Rights Agreement, which is attached hereto as an exhibit and incorporated into this document by reference.  A copy of the Rights Agreement is also available from the Company free of charge.

Item 2.       Exhibits

Exhibit Number	Exhibit Title
4.2

Rights Agreement, effective as of July 31, 2008 between the Company and Computershare Trust Company N.A. (incorporated by reference to Exhibit 4.2 to the Company’s Amendment No. 2 to the Registration Statement on Form 10 filed on August 13, 2008).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

DIGIMARC CORPORATION

	By:	/s/ Robert Chamness
	Name:	Robert Chamness
	Title:	Executive Vice President, Chief Legal
Officer and Secretary
Dated: October 16, 2008

EXHIBIT INDEX

Exhibit Number	Exhibit Title
4.2

Rights Agreement, effective as of July 31, 2008 between the Company and Computershare Trust Company N.A. (incorporated by reference to Exhibit 4.2 to the Company’s Amendment No. 2 to the Registration Statement on Form 10 filed on August 13, 2008).